Filed by Cantor Equity Partners II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Securitize Holdings, Inc.

Date: January 28, 2026

Securitize and Cantor Equity Partners II Announce Public Filing of Registration Statement on Form S-4

MIAMI and NEW YORK — January 28, 2026 — Securitize, Inc. (“Securitize” or the “Company”), the world’s leading platform1 for tokenizing real-world assets, and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, today announced that Securitize Holdings, Inc. (“Pubco”), a wholly owned subsidiary of Securitize, has publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with the previously announced proposed business combination between Securitize and CEPT.

This filing follows Pubco’s confidential submission of a draft registration statement on Form S-4, as previously announced on November 13, 2025, and reflects ongoing progress in the SEC review process.

The Registration Statement includes a combined proxy statement/prospectus relating to the proposed business combination and contains updated historical financial information for Securitize through the period ended September 30, 2025, reflecting the Company’s operating results across its tokenized securities, fund administration, and digital-asset infrastructure businesses. As disclosed in the Registration Statement:

●	For the nine months ended September 30, 2025, Securitize reported total revenue of $55.6 million, representing an 841% increase compared to $5.9 million for the nine months ended September 30, 2024
●	For the year ended December 31, 2024, Securitize reported total revenue of $18.8 million, representing a 129% increase compared to $8.2 million for the year ended December 31, 2023

The Registration Statement remains subject to SEC review. Completion of the proposed business combination is subject to customary closing conditions, including approval of the proposed business combination by CEPT’s shareholders and the effectiveness of the Registration Statement, upon which Securitize Holdings, Inc. is expected to become a publicly listed company.

1 https://app.rwa.xyz/platforms (Oct 2025)

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Important Information and Where to Find It

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. In connection with the business combination, Pubco filed the Registration Statement with the SEC that includes a proxy statement/prospectus. CEPT shareholders and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus when they are available, because they contain important information about Securitize, CEPT, Pubco, and the proposed transaction, including risk factors and other disclosures.

Copies of the Registration Statement and other documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to Securitize, Inc., at investor.relations@securitize.io.

Participants in the Solicitation

CEPT, Pubco, Securitize and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the proposed transactions. A list of the names of such persons, and information regarding their interests in the proposed transactions and their ownership of CEPT’s securities are, or will be, contained in CEPT’s filings with the SEC, including CEPT’s prospectus filed on May 2, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CEPT’s shareholders in connection with the proposed transactions, including the names and interests of CEPT’s, Pubco’s and Securitize’s directors and executive officers, is set forth in the proxy statement/prospectus, which was filed by Pubco, Securitize and CEPT, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPT or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statement

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed transactions involving Pubco, Securitize and CEPT, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, Securitize, CEPT and the proposed transactions and statements regarding the anticipated benefits and timing of the completion of the proposed transactions, the assets held by Pubco and Securitize, Pubco’s listing on any securities exchange, the macro and political conditions surrounding digital assets, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the proposed transactions, the satisfaction of closing conditions to the proposed transactions and the level of redemptions of CEPT’s public shareholders, and Pubco’s and Securitize’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of securities of CEPT or Pubco; the risk that the proposed transactions may not be completed by CEPT’s business combination deadline; the failure by the parties to the business combination agreement to satisfy the conditions to the consummation of the proposed business combination, including the approval of CEPT’s shareholders, or the PIPE investment; failure to realize the anticipated benefits of the proposed transactions; the level of redemptions of CEPT’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares or the shares of common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the proposed business combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed transactions; costs related to the proposed transactions and as a result of Pubco becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the industry in which Pubco operates; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets and tokenization; risks relating to the treatment of digital assets for U.S. and foreign tax purposes; risks that after consummation of the proposed transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan (including expanding and/or growing its advisory services business) due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, Securitize, CEPT or others following announcement of the proposed transactions, and those risk factors discussed in documents that Pubco and/or CEPT filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPT dated as of May 1, 2025 and filed by CEPT with the SEC on May 2, 2025, CEPT’s Quarterly Reports on Form 10-Q, CEPT’s Annual Report on Form 10-K and the Registration Statement filed by Pubco and Securitize and the proxy statement/prospectus contained therein, and other documents filed by CEPT and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CEPT, Securitize and Pubco do not presently know or that CEPT, Securitize and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPT, Securitize or Pubco assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPT, Securitize or Pubco gives any assurance that any of CEPT, Securitize or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPT, Securitize or Pubco or any other person that the events or circumstances described in such statement are material.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com

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